February 10, 2012

VIA EDGAR CORRESPONDENCE

Maryse Mills-Apenteng

Special Counsel

U.S. Securities and Exchange Commission

Washington, DC 20549

RE:	Raptor Networks Technology, Inc.
Information Statement on Schedule 14C
Filed January 17, 2012
Form 8-K
Filed December 8, 2011
File No. 000-51442

Dear Ms. Mills-Apenteng:

We have received your correspondence dated January 27, 2012. We have addressed your comments by reproducing below each comment and providing our response immediately thereafter.

Information Statement on Schedule 14C filed January 17, 2012

General

1. It appears from your disclosure that, in addition to the specific proposals you have outlined, you have or will become a subsidiary of Lantis Laser Inc. with Lantis Laser ultimately holding 80% of your shares and have or will change your business from a shell company to a mining operation. Please revise your proxy statement to provide adequate disclosure regarding these material changes in your business, including the reasons for the changes and your business development plans going forward. For clarity, it appears you should include a chart depicting your business structure both before and after the Share Purchase Agreement with Lantis Laser Inc. and the change in domicile. Please also ensure that your disclosure is clear as to when each of these changes became or will become effective.

Response: We have revised the information statement to respond to this comment which has been marked to show the amended portions. We want to make clear that as Raptor Networks Technology stated in its Form 8-K filed August 4, 2011 all its assets were sold on August 1, 2011 when California Capital Equity foreclosed on the senior notes in an amount in excess of $11 million and at the public auction only CCE bid on those assets and paid $100,000 leaving a deficiency amount of over $11 million. Accordingly, the business in which we were involved ended with that sale of assets on August 1, 2011 so that our change in business was accomplished as soon as the Purchase Agreement with Lantis Laser was executed.

2. According to your Stock Purchase Agreement, after the transaction, California Capital Equity will own 13,510,752 shares or 12% of the outstanding shares. Please include a discussion in an appropriate location about this transaction or tell us why you did not disclose this component of the Stock Purchase Agreement. Also tell us when you filed the July 5, 2011 agreement with California Capital.

Response: We have revised the information statement to respond to this comment. The agreement with California Capital was summarized in the July 11, 2011 Form 8-K that we filed but was not included as an exhibit. We have filed the July 5, 2011 agreement with California Capital as an exhibit to the information statement.

Proposal 1 – Amendment of our Articles of Incorporation to Increase the Number of Authorized Shares of Common Stock from 20,000,000 to 500,000,000, page 4

3. We note your disclosure on page 1 that the company is seeking to increase the aggregate number of authorized shares of common stock due, in part, to the insufficiency of authorized shares necessary to meet commitments for share issuances in connection with the Stock Purchase Agreement with Lantis Laser Inc., under which you became a majority-owned subsidiary of Lantis Laser. Please include in the information statement all of the information called for by Item 14 of Schedule 14A, applicable to you by operation of Item 1 of Schedule 14C, including financial information, with respect to the Stock Purchase Agreement whereby you became or will become a subsidiary of Lantis Laser. Also include a description of the provision(s) obligating you to increase the company's authorized shares, because the approval of the increase in authorized shares is in effect an approval of the Stock Purchase Agreement. See Note A to Schedule 14A, applicable to you by operation of Item I of Schedule 14C.

Response: We believe that we have provided the information required by Item 14 of Schedule 14A. We did not include any financial statements of Lantis Laser since none of the tests for materiality under Rule 8-04 of Regulation S-X exceeded 20%. In addition, we do not believe any pro-forma statements are required since this transaction was the conversion of our debt held by California Capital Equity to our shares of common stock so there was no financial impact on us by the transaction with Lantis Laser which, like us, has no revenues.

4. Tell us whether your charter documents address share issuances resulting in a change of control and whether you were required to obtain shareholder approval for the December 2011 share issuance to Lantis Laser Inc., which amounted to 55% of your common stock outstanding. In this regard, we were unable to locate a complete copy of your existing bylaws, as amended.

Response: Neither the Articles of Incorporation nor the Bylaws of Raptor Networks Technology address share issuances resulting in a change of control. Raptor Networks Technology was not required to obtain shareholder approval for the December 2011 share issuance to Lantis Laser Inc.

Proposal 2 – Amendment to Our Articles of Incorporation To Effect a Reverse Stock Split of the Common Stock of the Company, page 5

5. You state in the third paragraph of Proposal 2 that the number of authorized shares of the Company will not be changed in connection with the Reverse Split. Since Proposal 1 is a proposal to increase the number of authorized shares, this sentence may be confusing. Please remove the sentence or revise as necessary

Response We have amended the language in Proposal 2 to remove the sentence in response to this comment.

6. For clarity, please include a table that discloses, both before and after giving effect to the increase in authorized shares and the reverse stock split, the number of shares:

• authorized;

• issued and outstanding;

• reserved but unissued; and

• available for issuance.

Response We have included the suggested table in the revised information statement.

Voting Securities and Principal Stockholders, page 23

7. According to section 2.13 of the Stock Purchase Agreement, California Capital's shares have been converted into common stock. Please tell us why you have not disclosed the ownership in the table.

Response Under sections 1.4 and 2.13 of the Stock Purchase Agreement California Capital will not convert its debt into shares of our common stock until after the reverse split is effective which will be at least 20 days after our definitive schedule 14C is mailed to our stockholders of record.

Proposal 3 – Amendment of our Articles of Incorporation to Change our Domicile, page 10

8. We note your statement in the fourth paragraph that the change in domicile merger will have no impact on the business of the company. However, it appears that the change in domicile will result in shareholders holding shares in Mabwe Minerals Inc. whose business you state on page 22 "will not be…exploration and mining of gold and other industrial minerals and will not have any involvement with the historical business of the company." In addition to the change in business focus, it appears that the share agreement calls for the resignation of all current officers and directors of Raptor. It further appears that the President and CEO of Lantis Laser will become the President and CEO and sole board member of Raptor. Please tell us when each of these changes was or will be effective and tell us how you determined, in light of these changes, that the submission of the merger for the consent of security holders is not an offer or sale under Rule 145 of the Securities Act requiring registration on Form S-4.

Response The change in domicile will take place only after the definitive information statement is filed. The officers and directors of Raptor Networks Technology resigned upon execution of the Stock Purchase Agreement on December 5, 2011. We do not believe that Rule 145 applies in this case. There was no exchange of shares by the shareholders of Raptor Networks Technology for shares of Lantis Laser. This transaction was a sale under Section 4(2) of the Securities Act of 1933, as amended, between Lantis Laser that issued 5,000,000 shares of its common stock to California Capital, the owner of all assets of Raptor Networks Technology, to have it convert its senior notes into shares of Raptor Networks Technology common stock. The shareholders of Raptor Networks Technology continue to hold their shares of Raptor Networks Technology after the issuance to Lantis Laser of 109,928,311 shares of Raptor Networks Technology from the authorized but unissued shares of Raptor Networks Technology common stock.

Certain Differences Between the Corporate Laws of Colorado and Wyoming, page 10

9. Please include a discussion of the reasons for the change in domicile.

Response We have revised the information statement to discuss the reasons for the change of domicile.

10. Please confirm that you have disclosed all of the material differences between the corporate laws of Colorado and Wyoming and revise your disclosure to clarify this. In addition, please include a discussion of all material differences between your governing documents before and after the change in domicile and, to the extent any of the material differences resulting from the change in domicile is disadvantageous to or impose increased burdens on shareholders, this information should be summarized and prominently disclosed at the beginning of this section. If there are provisions in the new articles or bylaws that do not simply reflect the default result of Wyoming statutes, please specify them and discuss separately the reasons for those changes, if any.

Response We confirm that we have disclosed all material differences between the laws of Colorado and Wyoming. There are no material differences resulting from the change of domicile that are disadvantageous or impose increased burdens on the shareholders of Raptor Networks Technology. We have revised the information statement to respond to these comments.

Form 8-K filed December 8, 2011

11. We note that as a result of the Stock Purchase Agreement dated December 2, 2011 Lantis Laser now owns 55% of your common stock. It appears that this transaction constituted a reportable event under Items 2.01 and 5.01 of Form 8-K though the information required by these Items was not included. Please amend the Form 8-K to provide this information or tell us why you believe this information is not required. To the extent you conclude that this information is required, please provide us with your analysis as to how failure to file this information impacts the conclusions of your certifying officers as to the effectiveness of your disclosure controls and procedures.

Response We have amended Form 8-K to include Item 5.01. The disclosure under Item 5.01 was already included in Item 1.01 of the Form 8-K filed December 8, 2011. This transaction was not a reportable event under Item 2.01 in our view since the transaction was a sale of stock to have California Capital convert its notes into shares of Raptor Networks Technology common stock. California Capital owned all the assets of Raptor Networks Technology. The role of the remaining two executives of Raptor Networks Technology was to broker a sale by California Capital of the assets it owned for shares of Lantis Laser Inc. common stock. It was not a sale of the assets of Raptor Networks Technology which was a shell company at the time of the transaction with Lantis Laser. To the extent that any failure to disclose all the applicable provisions of Form 8-K were excluded the failure of prior management of Raptor Networks Technology was, we believe, inadvertent and possibly not having sufficient funds to afford the consulting services to assist it with the filing of the Form 8-K.

In responding to your comment letter, Raptor Networks Technology acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further comments or questions regarding our response, please contact our legal counsel, Ernest M. Stern, Akerman Senterfitt LLP, at (202) 824-1705. If you cannot reach him, please call me at (732) 252-5146.

Sincerely,

/s/ Al Pietrangelo
CEO

cc:	Michael Pollack
Ernest M. Stern, Esq.